UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September 2025

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of relevant information dated September 10, 2025

Item 1

RELEVANT INFORMATION

Bogotá, September 10, 2025. Grupo Aval Acciones y Valores S.A. informs that its fiduciary subsidiaries, Fiduciaria Bogotá S.A., Fiduciaria de Occidente S.A., and Fiduciaria Popular S.A., have initiated a corporate reorganization process through which their fiduciary business units will be spun off and transferred to Aval Fiduciaria S.A., also a subsidiary of Grupo Aval.

The Notice to Shareholders published in the Colombian local market is set forth below:

“NOTICE TO SHAREHOLDERS

The legal representatives of the following companies (collectively referred to as the “Spun-off Companies”):

(i)	Fiduciaria Bogotá S.A., a corporation incorporated and existing under the laws of the Republic of Colombia, identified with NIT 800.142.383-7 and domiciled in Bogotá D.C. (“FiduBogotá”);

(ii)	Fiduciaria de Occidente S.A., a corporation incorporated and existing under the laws of the Republic of Colombia, identified with NIT 800.143.157-3 and domiciled in Bogotá D.C. (“FiduOccidente”);

(iii)	Fiduciaria Popular S.A., a corporation incorporated and existing under the laws of the Republic of Colombia, identified with NIT 800.141.235-0 and domiciled in Bogotá D.C. (“FiduPopular”); and

(iv)	Aval Fiduciaria S.A., a corporation incorporated and existing under the laws of the Republic of Colombia, identified with NIT 800.140.887-8 and domiciled in Cali, Valle del Cauca (“Aval Fiduciaria” or the “Beneficiary Company”, and together with the Spun-off Companies, the “Participating Companies”)

in compliance with Articles 67 and 57 of Law 663 of 1993 (the Organic Statute of the Financial System or “EOSF”), hereby inform the shareholders of the Participating Companies of the following:

1.	The Participating Companies have filed a prior notice of spin-off with the Financial Superintendence of Colombia (“SFC”) to obtain its authorization or no objection to a partial spin-off of the Spun-off Companies. Under this transaction, the Spun-off Companies, without being dissolved or liquidated, will transfer (in a block) a portion of their current assets, which represents an economic or business unit, to the Beneficiary Company (the “Spin-off”).

2.	The economic or business unit consists of the entirety of the fiduciary activities currently carried out by each Spun-off Company, including all fiduciary businesses and products under management, the corresponding assets and liabilities, and the transfer of the contractual positions currently held by the Spun-off Companies in such fiduciary businesses and products.

3.	The Spin-off is part of Grupo Aval’s corporate reorganization strategy, which seeks to consolidate the fiduciary operations currently carried out by several subsidiaries under Aval Fiduciaria. The objectives of this reorganization are to:
(i)	strengthen operational and administrative capacity;
(ii)	unify fiduciary management policies and processes;

(iii)	enhance the equity base and competitive position of the Beneficiary Company; and

(iv)	improve its positioning in the fiduciary market.

4.	As a result of the Spin-off, the shareholders of the Spun-off Companies will receive shares in the Beneficiary Company, in accordance with the exchange ratio established by an independent technical study conducted by Mejoracinco S.A.S – Metrix Finanzas (NIT 830.053.289-1), which forms an integral part of the Spin-off Project.

5.	The exchange ratio was determined based on the book values of the spun-off assets and Aval Fiduciaria’s equity, using special-purpose financial statements of the Participating Companies as of June 30, 2025, which were duly certified and accompanied by the statutory auditors’ reports, in accordance with applicable law. This methodology is standard for internal corporate reorganizations where the control structure remains unchanged.

6.

The valuation of the Participating Companies was based on calculating a target technical equity for Aval Fiduciaria that adequately reflects prudential requirements, including risk-weighted assets (RWA), as well as operational and market risks. The spun-off assets of the Spun-off Companies will be transferred based on a pre-tax profit participation. The Exchange Terms are set based on the assets effectively spun off by the Spun-off Companies, with only the capital necessary to cover the solvency deficit measured against the total migrated risk-weighted assets and the consolidated market and operational risks being transferred in exchange for shares issued by Aval Fiduciaria. The excess capital will remain with the Spun-off Companies.

7.	The book values of the spun-off equity and Aval Fiduciaria’s equity are as follows:

a.	Fiduciaria Bogotá S.A.: COP $91,766,269,898

b.	Fiduciaria de Occidente S.A.: COP $50,859,704,583

c.	Fiduciaria Popular S.A.: COP $6,073,224,827
d.	Aval Fiduciaria S.A.: COP $62,880,734,027 [*]

8.	Accordingly, the share exchange ratios in Aval Fiduciaria are:
a.	For each share of Fiduciaria Bogotá S.A.: 1.9664 shares of Aval Fiduciaria S.A.
b.	For each share of Fiduciaria de Occidente S.A.: 1.6213 shares of Aval Fiduciaria S.A.
c.	For each share of Fiduciaria Popular S.A.: 0.0973 shares of Aval Fiduciaria S.A.

9.	The Spin-off will be subject to:
(i)	approval by the general shareholders’ meetings of the Participating Companies, duly convened in accordance with their respective bylaws; and
(ii)	prior authorization by the Financial Superintendence of Colombia.
As of the date of this notice, these conditions have not yet been met. For all legal and accounting purposes, the Spin-off will be deemed completed on the date the corresponding public deed is registered with the Chambers of Commerce of each of the Participating Companies’ domiciles.

10.	Shareholders are further informed that the Spin-off Project and its annexes — including the explanatory annex on the valuation of the Participating Companies and the exchange ratio methodology — together with the accounting records and other legally required documents, will remain available at the administrative offices of the Participating Companies until the date of the respective shareholders’ meetings. In addition, pursuant to Article 62, paragraph 2 of the EOSF, the prior notice submitted to the SFC includes the results of an independent technical study; therefore, minority shareholders may not request an additional independent study.

Bogotá D.C., September 6, 2025

Signed,

Buenaventura Osorio Martínez – Fiduciaria Bogotá S.A.

Adriana Rodríguez León – Fiduciaria Popular S.A.

Mario Estupiñán Alvarado – Fiduciaria de Occidente S.A.

Oscar Cantor Holguín – Aval Fiduciaria S.A.

[*] Value includes dividends in shares approved by the General Shareholders’ Meeting of Aval Fiduciaria on August 21, 2025, totaling COP $12,926,174,000”.

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document, and the company does not assume any liability based upon it.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2025

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel